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                                                                      Exhibit 14

[PAINEWEBBER LETTERHEAD]

                                                              [PAINEWEBBER LOGO]


August 13, 1999


Board of Directors
The Turner Corporation
375 Hudson Street
New York, NY 10014

Gentlemen:

        The Turner Corporation (the "Company"), Hochtief AG (the "Acquiring Company") and Beta Acquisition Corp., a wholly-owned subsidiary of the Acquiring Company (the "Purchaser"), propose to enter into an agreement (the "Agreement") pursuant to which the Purchaser will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $1.00 per share including all shares issuable upon conversion of the Company's Series B, C, and D Convertible Preferred Stock into common stock (the "Shares"), at a cash price of $28.625 per Share. The Offer is expected to commence on or about August 20, 1999. The Agreement also provides that, following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). In the Merger, each Share will be converted into the right to receive $28.625 per Share in cash.

        You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

        In arriving at the opinion set forth below, we have, among other things:

        (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three years ended December 31, 1998, the Company's Form S-3 registration statement filed on March 4, 1999 with the Securities Exchange Commission and the Company's Form 10-Q and the related unaudited financial information for the six months ended June 30, 1999;



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PaineWebber

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

     (4) Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

     (5) Compared the financial position and results of operations of the Company with that of certain companies which we deemed to be relevant;

     (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

     (7)  Reviewed a draft Agreement dated August 11, 1999;

     (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, regulatory, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information publicly available, supplied or otherwise communicated to us by or on behalf of the Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the management of the Company as to the future performance of the Company. We have also relied upon the assurances of the management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals.

     This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender his or her shares in the Offer or as to how any such shareholder should vote on the Merger. This opinion does not address the relative merits of the Offer or the Merger and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer and the Merger or the decision of the Board of Directors of the Company with respect to the Offer and the Merger. We were not requested to, and did not, solicit third party indications of interest in

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acquiring all or any portion of the Company. Our opinion is based on regulatory, economic, monetary and market conditions existing on the date hereof.

     In the ordinary course of business, PaineWebber Incorporated may trade in the securities of the Company and the Acquiring Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Offer and the Merger and will be receiving a fee in connection with the rendering of this opinion and upon consummation of the Offer. In the past, PaineWebber Incorporated and its affiliates have provided investment banking and other financial services to the Company and have received fees for rendering these services.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

     This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and the Merger and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated, provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer.

                                       Very truly yours,

                                       PAINEWEBBER INCORPORATED
                                       /s/ PaineWebber Incorporated



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